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 # HireClub

Helping friends find jobs fast

MINORITY FOUNDERS   IMMIGRANT FOUNDERS   TECH   COMMUNITY   EMPLOYMENT



HIRECLUB

▶ PLAY

HELPING FRIENDS FIND JOBS

$0
RAISED OF $25K MINIMUM GOAL *i*

FROM

0 investors

TIME LEFT TO INVEST



127 days

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Deal Highlights

- 19,000 members (68% Active) with a combined estimated reach of 6.4 million friends

- Growing 10% per month organically with 1,800 on waiting list

- Diverse and welcoming community. Members range from 18-70 with 50% women

- More than 160 jobs are posted per month

- Within 15 minutes of a job being posted interviews are being setup on HireClub

- Events in 10 cities including San Francisco, Chicago, LA, NY, London and Dubai, all driven by volunteers



Organic Growth

2015 – 2017 ACTUAL
2018+ PROJECTED

200,000

50,000

20,000

10,000

5000

1000

MEMBERS

2015   2016   2017   2018   2019

Job boards don't work.

You never talk to a human.



- In 20+ years of job site design, there hasn't been any major innovations.

- Searching for a job can be cold and inhuman.

- Companies spend thousands of dollars on job boards but rarely see significant traction.

- Only 15% of hires are made through job boards.

- Companies know referrals are the highest quality candidates but can only reach their limited network of employee referrals.



COMPARISON

	H	in	HIRED	i	✌	rh
Job Posts	✅	✓	✓	✓	✓	✓
Friend Referrals	✅					
Chat with Hiring Manager	✅		✓		✓	
Community	✅	✓				
Career Coaching	✅	✓				
Profile Pages	✅	✓		✓	✓	

HireClub makes finding a job fast, friendly, and effective.

The best hires happen through referrals.



- Hiring managers post jobs for free on HireClub.

- Members can refer and vouch for their friends by tagging them.

- Within 15 minutes of a job being posted on HireClub interviews are being setup.

- Often people get hired within days or weeks compared to months on other sites.

We have jobs from some of the best companies on earth.







Often before they are posted anywhere else.

2000+ COMPANIES HIRING ON HIRECLUB

Apple | Facebook | Google | Instagram | LinkedIn

Square | Salesforce | YouTube | New Relic | Twitter

Amazon | Cruise | AirBnB | Waze | OpenTable

- Facebook, Apple, Netflix, Google, Lyft, Square, LinkedIn and more have all posted jobs on HireClub.
- 2000+ companies are hiring on HireClub.

- You can directly talk to the hiring managers when they post.

HireClub reaches 6.4 million people

The HireClub community reaches millions and enables you to reach beyond your friends, to everyone they know too. Members vet other members so quality remains high.

People use HireClub and recommend their friends because they know you don't have to search for a job alone.



OTHER SITES

HIRECLUB



YOU



YOU

YOUR FRIENDS

YOUR FRIEND'S FRIENDS

ALL OF HIRECLUB

Diversity is core to who we are.

We believe everyone deserves to find their dream job.



- Underrepresented minorities, women, veterans and more all sometimes struggle in the job market.

- HireClub is founded by immigrants who know how much hard work it takes to succeed.

- We want to give back to our community by ensuring everyone is welcome and heard.

Recruiting is $416 billion market worldwide





We're solving a huge problem.

Companies aren't finding great talent and great talent is not being seen.



- Companies would love to have more diverse candidates but often their network is small.

- Job seekers would love to be seen by companies but don't often have enough reach or access.

- HireClub lets job seekers share their job goals and hear back from companies who are interested in them.

Companies and People love HireClub!

The HireClub team wakes up every morning to thank you messages. It's one of our favorite parts of the day. Whether **we found someone a job**, **got them an interview** or they are just are happy to join a **welcoming and helpful community**, these messages give life to our mission.

> HireClub has been an organic source of talent for Samba, loaded with authentic discourse with job seekers, and access to talent in our industry. It's refreshing to interact directly with our candidates rather than through a recruiting agencies which isn't always aligned with their clients or the talent.
>
> **Ashwin Navin, CEO of Samba TV**





HireClub transformed my entire life for the better by finding me a job. Twice. And that's literally the only way I can sum it up.

Anjali R

HireClub has been a great communication and networking tool. I hired my fantastic financial manager through HireClub, which saved money on recruiting fees.

Erik Nakamura, VP of Finance at Roofstock



> I interned at a startup (whose recruiter reached out to me through HireClub) and signed my full-time offer today. This wouldn't have been possible without HireClub!
>
> **Lyn-Lyn M**

3 Phase Business Plan

PHASE 1

Career Coaching

CONSUMER

Career Coaching services to help job seekers land their dream jobs.

MONTHLY REVENUE YEAR 1

$96,000 /mo

ASSUMPTIONS

10 Coaches at 80 hours/ mo
Billing $120/hr

PHASE 2

On Demand Work

CONSUMER + ENTERPRISE

On Demand Work platform for 20,000+ skilled professionals.

MONTHLY REVENUE YEAR 2

$4,896,000 /mo

ASSUMPTIONS

1000 members at 80 hours /mo
Billing $60/hr

PHASE 2

HireClub Tryouts

ENTERPRISE

Redefine hiring by enabling candidates to show up at interview and get to work and get paid.

MONTHLY REVENUE YEAR 3

$6,684,000 /mo

ASSUMPTIONS

100 $100k jobs closed /mo
15% Conversion Fee
300 8 Hour Interviews $120/hr

Phase 1 Career Coaching (Aug 2017)

$120/hr with 30% margin

Consumer



Offering Career Coaching with additional services like Mock Interviews, Salary Negoitation and Portfolio reviews all HireClub candidates to be highest quality candidates in the industry.

We help our members be prepared for high bar set in hiring by offering professional, actionable empathic career coaching.

Phase 2 On Demand Work Platform (Feb 2018)

$60 - $180/hr with 30% margin

Consumer + Enterprise

With a platform of talented, actively engaged professionals, we plan to create marketplace that helps talented professionals get to work fast. Whether someone needs a designer, developer, recruiter, marketing strategist, legal expert, or an operations professional, we offer vetted professionals, as you need them, on an hourly basis.

Phase 3 HireClub Tryouts (Fall 2018)

Paid Interviews plus 15% Salary Conversion Fee on Hire (paid by company)

Enterprise

- We want to totally redefine hiring by enabling candidates to show up at interview and get to work and get paid.

- Companies already spend $3k to $6k for each interview but interviews are not the best measurement of skills.

- Candidates who don't interview well but have the skills often get lost in the process.



- HireClub Tryouts will help companies hire better and faster.

Invest in HireClub, Invest in You.

With your investment, we'll be able to build and grow HireClub by doing the following:

- Hire full-time team

- Develop on-demand work platform

- Grow our community online and offline and in the US and worldwide.

If we reach our $500k stretch goal, our plan is to:

- Hire additional staff for development, product management and design.

- Build out college program to help students get a leg up on hiring.

- Build out ambassador programs in major cities US cities for more events and networking.

Investing in HireClub represents a unique opportunity for the community to own itself. We want to democratizing hiring with the very people who have made the community so valuable in the first place.

Invest in HireClub

Message from Ketan





I started HireClub as a side project over 6 years ago in 2011. I wanted to hire skilled professionals quickly and I knew many of my friends had the same need. **Referrals are how business gets done**.

Since then, HireClub has grown and I wake up every morning at 5am to wonderful messages how we are able to help people find their dream jobs and connect to our community.

The internet can be a scary place but on HireClub we see **strangers helping each other and paying it forward**. People are respectful, kind and most of all professionally engaged to help each other succeed.

As an immigrant and minority, I've personally seen many times how **good talent can be overlooked when it looks different from what people are used to**.

Everyone deserves to find their dream job. Your skills and hard work determine your value, not just who you know or where you went to school.

HireClub gives people access to jobs they might not have access to. We make hiring a conversation, not a lonely job post and we **welcome everyone regardless of race, gender, orientation, religion, pedigree, education or location**.

We've doubled in size this year alone and that's still only with me and the team working 1 day a week on HireClub. Imagine how many more people we could help working on HireClub full time!

With your investment, our team can dedicate themselves to helping everyone find their dream job, we can build out the features and community with feedback from you. From day one, HireClub has always been about what we make it together.

With equity crowdfunding, everyday people like you and me can build companies that we believe in. Not just ones that cater to specific people, but ones that are community oriented and



welcome all. Your investment helps HireClub achieve it's purpose in helping you and your friends find jobs.

You can invest as little as $25, we always want HireClub to be accessible to everyone, regardless of income. **If every single member out of 19,000 invested $25, we'd have $475,000 in a heartbeat.**

Imagine a community that decides its future by investing together. Imagine a community that helps friends find work and companies find skilled talent all while paying a livable wage for those people.

Your investment in HireClub makes that dream come true. Thank you HireClub for the opportunity to serve you!

With all my heart,

Ketan Anjaria

HireClub Founder

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Documents

Official filing on SEC.gov





Company documents

Documents provided while completing HireClub's Form C will be added here.

About HireClub

HireClub.com, Inc.

Aug 2017

Delaware Corporation

0

https://hireclub.com







385 29th Street , San Francisco, CA

HireClub team

Everyone helping build HireClub, not limited to employees



Ketan Anjaria

Founder



Annie Jalota

Marketing Lead



Chelsea Rustrum

Advisor and Community Strategist



Ketan is a designer and developer and has had several successful companies. He's an experienced Rails architect and has lead design projects at companies like Twitter, Microsoft, Adobe, Yammer and more.

Annie is a marketer experienced in using CRM systems and working with global teams to launch impactful multi-channel campaigns to millions of users for growth, retention, and conversion.

Chelsea is a sharing economy author and leader, and is fascinated by community finance, ownership, and what she calls 'value sharing.' She joined the team to help build the community.



Lisa Maria
Product Manager

Lisa joined HireClub to help people reach their fullest potential. Previously at Dell and Oracle, Lisa received her MBA and BSEE degrees from The University of Texas at Austin.



Grace Durham
Software Developer

Grace recently become a software engineer, after spending 7 years in human resources. After a engineering bootcamp, she fell in love with HireClub and joined the team. She is currently learning Ruby on Rails and breaking into the tech industry.



Jeff Tannenbaum
Advisor

Jeff is an investment partner at Blue Run Ventures, a Thiel Fellowship mentor, and a serial entrepreneur with 15 years leadership experience building consumer web companies in the entertainment, mobile and technology industries.



Jimmy Douglas
Advisor



Farah Sharghi
Recruitment Advisor



Jonathan Yankovich
Technical Advisor



Greg Meyer
Community Marketing



7 more team members

Add team member

Press

Article URL | **Add press**





4 New "Comfortable" Networking Groups For Silicon Valley Entrepreneurs

HuffPost · Apr 6, 2017

I find this English proverb to be highly relevant for Silicon Valley. Known for being a "tech bubble" filled with startups and entreprene...

FAQ





Why do you list 0 employees when your team has multiple members?

We recently formed our Delaware corporation and are in the process of hiring our team full time, but as of the filing date, they are not employees by the legal definition. Additionally, our founders do not count as employees for the purposes of this disclosure. When we have final employment agreements, we will update this page with the news.

Still have questions? Check the discussion section.

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Risks

We were incorporated under the laws of Delaware on August 11, 2017. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no



assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.



Discussion





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